UNITED STATES
SECURITIES AND EXCHANGE COMMISION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number: 00027572

LUMENIS LTD.
(Translation of registrant’s name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The Registrant confirms that all proposals set forth in the Registrant’s Notice of 2013 Annual General Meeting and Proxy Statement, dated August 5, 2013, furnished to the SEC as Exhibit 99.1 to the Registrant's Report in Form 6-K dated August 5, 2013, were approved at the 2013 Annual General Meeting of Shareholders of the Registrant held on September 9, 2013.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, Registration Nos. 333-148460 and 333-189077, and is to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD.
(Registrant)
By:	/s/ William Weisel
Name:	William Weisel
Title:	Vice President, General Counsel &
Corporate Secretary
Dated:  September 9, 2013